Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 14, 2016

Re:	Denim.LA, Inc.
Offering Statement on Form 1-A
Filed March 23, 2016
File No. 024-10535

Dear Mr. Reynolds:

Thank you for your comments of June 13, 2016 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

General

1. We partially reissue prior comment 1. Please revise the cover page and the Form 1-A throughout to include in this offering the common stock underlying the Series A preferred stock.

The offering circular and exhibits have been updated to reflect that the Common Stock into which the Series A Preferred Stock may convert is being qualified in this offering as well as the Series A Preferred Stock. Amendments have been made to the cover page, offering summary, securities being offered, and plan of distribution, as well as to the Form of Subscription Agreement, and Opinion as to the validity of the securities.

Exhibits

2. We note your disclosure on page 14 that you have obtained waivers from all major shareholders regarding their right of first offer. Please file these waivers as exhibits or tell us why you are not required to do so. See Item 17(6)(b)(i) of Form 1-A.

The consent to the waiver of the Right of First Offer of Corey Epstein and Mark Lynn has been included as an exhibit to the offering circular.

Under Item 17(6)(b)(i) of Form 1-A, any contract to which directors, officers, promoters, voting trustees, securityholders named in the offering statement, or underwriters are parties must be filed, even if such contract is made in the ordinary course of business. In the course of receiving stockholder approval of amending the certificate of incorporation and approving the offering under Tier 2 of Regulation A, all Major Investors provided consent to waive their contractual Right of First Offer. Major Investors include all stockholders that hold 735,000 shares of stock or greater. Of those Major Investors, only Corey Epstein and Mark Lynn meet the standard under Item 17(6)(b)(i) of director, officer, promoter, voting trustee, securityholder named in the offering statement, or underwriter.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed on March 23, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069